Aracruz Celulose S.A.
Condensed Consolidated Financial
Information at June 30,
2003 and 2002 and
Report of Independent Accountants

Independent Accountants' Review Report


To the Directors and Stockholders
Aracruz Celulose S.A.


We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and its subsidiaries as of June 30, 2003 and the related condensed consolidated statements of income and of cash flow for the six-month periods ended June 30, 2003 and 2002 and of changes in stockholders' equity for the six-month period ended June 30, 2003, expressed in United States dollars. This financial information is the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of June 30, 2003 and for the six -month periods ended June 30, 2003 and 2002, for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Aracruz Celulose S.A. and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, of cash flows and of changes in stockholders' equity for the year then ended (not presented herein), and in our report dated January 10, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers                                        Vitoria, Brazil
Auditores Independentes                                       July 8, 2003

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets
Expressed in thousands of United States dollars, except number of shares
--------------------------------------------------------------------------------
                                             June 30,          December 31,
Assets                                         2003                2002
                                           ------------  -----------------------
                                           (Unaudited)
Current assets
    Cash and cash equivalents                  390,885               25,474
    Time deposits                              218,360              248,455
    Accounts receivable
       Related parties                           2,412                2,781
         Other                                 189,915              130,308
    Inventories, net                           143,267               81,553
    Deferred income tax, net                    13,840                8,653
    Recoverable income and other taxes          59,546               25,985
    Other current assets                         4,210                1,207
                                           ------------  -------------------

                                             1,022,435              524,416
                                           ------------  -------------------

Property, plant and equipment, net           2,274,729            2,000,071

Investment in affiliated company                99,625               86,969
Unallocated intangibles and goodwill           316,026

Other assets
    Advances to suppliers                       32,449               28,229
    Deposits for tax assessments                13,453               10,605
    Deferred income tax, net                                            361
     Recoverable income and other taxes          3,105               45,170
    Other                                        2,906                2,993
                                           ------------  -------------------

                                                51,913               87,358
                                           ------------  -------------------

Total                                        3,764,728            2,698,814
                                           ============  ===================

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets
Expressed in thousands of United States dollars,
except number of shares                                             (continued)
--------------------------------------------------------------------------------

                                                        June 30,   December 31,
Liabilities and stockholders' equity                      2003        2002
                                                     ------------- ------------
                                                      (Unaudited)
Current liabilities
    Suppliers                                             113,953        45,902
    Payroll and related charges                            10,041         7,426
    Income and other taxes                                 64,834         2,054
    Current portion of long-term debt
       Related party                                       68,109        47,281
       Other                                              190,177       120,033
    Short-term debt - export financing and other          495,323        10,811
    Accrued finance charges                                11,913         4,555
    Other accruals                                          7,660           442
                                                     -------------  ------------

                                                          962,010       238,504
                                                     -------------  ------------
Long-term liabilities
      Suppliers                                            18,327        20,113
    Long-term debt
       Related party                                      226,562       214,772
       Other                                              306,898       396,319
      Deferred income tax, net                             10,347
    Tax assessments and litigation contingencies
       (Note 12)                                           81,343        65,620
    Other                                                   3,626         2,668
                                                     -------------  ------------

                                                          647,103       699,492
                                                     -------------  ------------

Minority interest                                         442,027           255
                                                     -------------  ------------


Stockholders' equity
    Share capital - no-par-value shares
        authorized and issued
     Preferred stock
        Class A - 2003 -40,324,310 shares;
                  2002 - 40,326,290 shares                 32,988        32,990
        Class B - 2003 -536,839,111 shares;
                  2002 - 536,837,131 shares               581,508       581,506
     Common stock - 2003 and 2002 - 455,390,699 shares    297,265       297,265
     Treasury stock
        Class B preferred stock - 2003 - 1,378,000
                  (2002 - 1,374,000) shares
        Common stock - 2003 and 2002 - 483,114 shares      (2,288)       (2,285)
                                                     -------------  ------------

    Total share capital                                   909,473       909,476

Appropriated retained earnings                            143,772       117,173
Unappropriated retained earnings                          660,343       733,914
                                                     -------------  ------------
                                                        1,713,588     1,760,563
                                                     -------------  ------------
                                                        3,764,728     2,698,814
                                                     =============  ============
The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Income
Expressed in thousands of United States dollars, except
number of shares and per-share information
(Unaudited)
-------------------------------------------------------------------------------

                                                                    Three-month period               Six-month period
                                                                      ended June 30,                  ended June 30,
                                                            ------------------------------   ------------------------------
                                                                   2003            2002             2003            2002
                                                            --------------  --------------   --------------  --------------
Operating revenues
    Sales of eucalyptus pulp
       Domestic                                                     3,918           3,830            8,941           8,271
       Export                                                     216,858         153,962          446,286         281,470
                                                            --------------  --------------   --------------  --------------
                                                                  220,776         157,792          455,227         289,741
    Sales taxes and other deductions                               22,101           9,274           38,999          16,991
                                                            --------------  --------------   --------------  --------------

Net operating revenues                                            198,675         148,518          416,228         272,750
Related party
                                                            --------------  --------------   --------------  --------------

Operating costs and expenses
    Cost of sales                                                 107,135         115,866          232,077         216,620
    Selling                                                         8,438           7,188           15,915          13,394
    Administrative                                                  4,049           5,168            8,522          10,149
    Other, net                                                      9,521           2,843           13,482           7,314
                                                            --------------  --------------   --------------  --------------
                                                                  129,143         131,065          269,996         247,477
                                                            --------------  --------------   --------------  --------------
Operating income                                                   69,532          17,453          146,232          25,273
                                                            --------------  --------------   --------------  --------------
Non-operating (income) expenses
    Equity in results of affiliated company                         4,990             118            7,003           1,864
    Financial income                                                2,640         (16,930)        (18,934)       (34,410)
    Financial expenses                                             34,586          21,077           51,690          37,365
    Loss on currency remeasurement, net                           (30,010)         3,808          (40,635)         1,533
    Other, net                                                        (20)           (36)            (15)           (49)
                                                            --------------  --------------   --------------  --------------
                                                                   12,186           8,037             (891)         6,303
                                                            --------------  --------------   --------------  --------------
Income before income taxes                                         57,346           9,416          147,123          18,970

Income tax expense (benefit)
    Current                                                        54,987         (29,199)         80,619         (23,527)
    Deferred                                                          159          (5,725)          5,788           5,845
                                                            --------------  --------------   --------------  --------------
                                                                   55,146         (34,924)         86,407         (17,682)
                                                            --------------  --------------   --------------  --------------
Net income  for the period                                          2,200          44,340           60,716          36,652
                                                            ==============  ==============   ==============  ==============

The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Cash Flows
Expressed in thousands of United States dollars,
except number of shares
(Unaudited)
-------------------------------------------------------------------------------



                                                                  Three-month period                 Six-month period
                                                                     ended June 30,                    ended June 30,
                                                            ------------------------------   ------------------------------
                                                                     2003            2002             2003            2002
                                                             --------------  --------------   --------------  --------------

Basic and diluted earnings  per share
    Class A preferred stock                                         0.009           0.045            0.061           0.037
    Class B preferred stock                                         0.002           0.045            0.061           0.037
    Common stock                                                    0.002           0.041            0.056           0.034

Weighted-average number of shares
    outstanding (thousands)
    Class A preferred stock                                        40,324          40,404           40,325          40,432
    Class B preferred stock                                       535,465         536,759          535,464         536,731
    Common stock                                                  454,908         454,908          454,908         454,908


The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statement of Cash Flows
Expressed in thousands of United States dollars,
except number of shares
(Unaudited)
-------------------------------------------------------------------------------

                                                          Six-month period ended June 30,
                                                          --------------------------------
                                                                2003         2002
                                                             ----------   ----------
Cash flows from operating activities
    Net income for the period                                   60,716       36,652
    Non-cash items included in income                           62,752       89,083
    Changes in operating working capital                        72,522      (93,344)
                                                             ----------   ----------
    Net cash provided by operating activities                  195,990       32,391
                                                             ----------   ----------
        Cash flows from investing activities
    Time deposits - decrease                                   116,508      116,328
     Payment for the acquisition of a controlling
        interest in Riocell S.A., net of cash acquired        (214,317)
    Addition to investment in Veracel Celulose S.A.            (19,658)
    Additions to property, plant and equipment                 (56,095)     151,538)
    Proceeds from sale of equipment                                378        1,025
                                                             ----------   ----------
    Net cash used in investing activities                     (173,184)     (34,185)
                                                             ----------   ----------
Cash flows from financing activities
    Short-term debt, net                                       489,283      (92,061)
    Long-term debt
       Issuances
        Related parties                                                     112,199
        Other                                                   60,000      250,000
       Repayments
        Related parties                                        (15,978)     (25,500)
        Other                                                  (79,888)     162,253)
   Treasury stock                                                   (3)
   Dividends paid                                             (109,310)     (73,765)
                                                             ----------   ----------
    Net cash provided by  financing activities                 344,104        8,620
                                                             ----------   ----------
Effects of changes in exchange rates on cash
and cash equivalents                                            (1,499)         310
                                                             ----------   ----------
        Increase in cash and cash equivalents                  365,411        7,136
Cash and cash equivalents, beginning of the period              25,474       20,125
                                                             ----------   ----------
Cash and cash equivalents, end of the period                   390,885       27,261
                                                             ==========   ==========

Aracruz Celulose S.A.

Condensed Consolidated Statement of
Changes in Stockholders' Equity
Expressed in thousands of United States dollars,
except number of shares
(Unaudited)
-------------------------------------------------------------------------------

                                                            Six-month period
                                                         ended June 30, 2003
                                         ------------------------------------
                                                 Shares                  US$
                                         ---------------    -----------------
Share capital
    Preferred stock - Class A
       Balance, January 1                    40,326,290               32,990
       Conversion to Class B stock               (1,980)                 (2)
                                         ---------------    -----------------
    Balance, June 30                         40,324,310               32,988
                                         ---------------    -----------------
    Preferred stock  - Class B
       Balance, January 1                   536,837,131              581,506
       Conversion from Class A stock              1,980                    2
                                         ---------------    -----------------
       Balance, June 30                     536,839,111              581,508
                                         ---------------    -----------------
    Common stock
       Balance, January 1 and June 30       455,390,699              297,265
                                         ---------------    -----------------
    Treasury stock
       Balance, January 1                    (1,857,114)             (2,285)
       Treasury stock (acquired) sold            (4,000)                 (3)
                                         ---------------    -----------------
       Balance, June 30                      (1,861,114)             (2,288)
                                         ---------------    -----------------
    Balance carried forward               1,030,693,006              909,473
                                         ---------------    -----------------

Aracruz Celulose S.A.

Condensed Consolidated Statement of
Changes in Stockholders' Equity
Expressed in thousands of United States dollars,
except number of shares and per-share amounts
(Unaudited)                                                          (continued)
--------------------------------------------------------------------------------

                                                                                  Six-month period
                                                                               ended June 30, 2003
                                                          -----------------------------------------
                                                                    Shares                     US$
                                                          -----------------      ------------------
Balance brought forward                                      1,030,693,006                 909,473
                                                          -----------------      ------------------
Appropriated retained earnings
    Investments reserve
       Balance, January 1                                                                   81,520
       Transfer to unappropriated retained earnings                                         (4,791)
                                                                                 ------------------
       Balance, June 30                                                                     76,729
                                                                                 ------------------
    Fiscal-incentive reserve
       Balance, January 1
       Transfer from unappropriated retained earnings                                       23,181
                                                                                 ------------------
       Balance, June 30                                                                     23,181
                                                                                 ------------------
    Legal reserve
       Balance, January 1                                                                   35,653
       Transfer from unappropriated retained earnings                                        8,209
                                                                                 ------------------
       Balance, June 30                                                                     43,862
                                                                                 ------------------
    Total balance, June 30                                                                 143,772
                                                                                 ------------------
Unappropriated retained earnings
    Balance, January 1                                                                     733,914
    Net income for the period                                                               60,716
    Dividends distribution                                                                (107,688)
    Transfer to appropriated retained earnings                                             (26,599)
                                                                                 ------------------
    Balance, June 30                                                                       660,343
                                                                                 ------------------
Total stockholders' equity                                   1,030,693,006               1,713,588
                                                          =================      ==================

The accompanying notes are an integral part of this condensed consolidated financial information.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
-------------------------------------------------------------------------------

1    Financial Information Presentation

(a) The condensed consolidated financial information of Aracruz Celulose S.A. (the "Company") for the six-month periods ended June 30, 2003 and 2002 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the six-month period ended June 30, 2003 are not necessarily indicative of the results to be expected for the entire year.

     As mentioned in Note 11, on June 30, 2003, the Company acquired a controlling interest in Riocell S.A..The financial statements of the Company at june 30, 2003 include the accounts of Riocell S.A..

     This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2002 and should be read in conjunction therewith.

(b) The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the accounting practices adopted in Brazil.

     The Board of Directors and management consider the US dollar as the Company's functional currency as this has been the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the US dollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52 - "Foreign Currency Translation". Gains and losses resulting from the remeasurement of the financial information, as well as those resulting from foreign currency transactions, have been recorded in the statement of income for all periods presented.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records. At June 30, 2003, after considering appropriated retained earnings, which can be transferred from unappropriated retained earnings, the reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 271 million.

2    Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB"), recently issued a number of pronouncements which upon adoption in 2003, did not have a material impact on the financial position and results of operations of the Company.

     SFAS N(0) 145 - "Extinguishment of Debt", addresses financial accounting and reporting for extinguishment of debt. SFAS n(0) 145 is effective for Financial Statements issued on or after May 15, 2002.

     SFAS N(0) 146 - "Accounting for Costs Associated with Exit or Disposal Activities", establishes the financial accounting and reporting for costs associated with exit or disposal activities. SFAS n(0) 146 is effective for exit or disposal activities initiated after December 31, 2002.

     FASB Interpretation N(0) 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, including indirect Guarantees of Indebtedness of Others", which expands disclosure and accounting requirements for guarantees provided, and is effective for interim or annual periods ending after December 15, 2002.

     In January 2003, FASB issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. This interpretation applies immediately to variable interest entities created after January 31, 2003. The Company does not have any entities or transactions which are subject to the requirements of FIN 46 and does not expect FIN 46 to have a material impact on its financial statements.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

3    Accounting for Derivatives and Hedging Activities

     The Company has adopted Statement of Financial Accounting Standards No. 133
     - Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), as amended, as from January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined that these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.

     Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

     For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

4    Income Taxes

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax) and includes management's estimate of taxes to be paid currently and in the future. The statutory enacted rates applicable for federal income tax and social contribution for 2003 and 2002 were 25% and 9%, respectively, which represented an aggregate rate of 34%.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     The amount reported as income tax expense in the condensed consolidated statements of income are reconciled to the statutory rates as follows:

                                                                                 Six months ended June 30,
                                                             ----------------------------------------------
                                                                               2003                    2002
                                                             ----------------------  ----------------------

     Income before income taxes                                             147,123                  18,970
                                                             ----------------------  ----------------------
     Federal income tax and social contribution
         expense at statutory enacted rates                                  50,022                   6,450
     Adjustments to derive effective tax rate:
          Effects of differences in remeasurement from
          Reais to US dollars, using historical exchange
          rates and indexing for tax purposes:
               Translation effect for the period                            55,143                 (44,966)
                Depreciation on difference in asset base                    10,905                  20,431
          Fiscal incentive - income tax  (1)                               (23,181)
          Reversal of income tax and social contribution
              related to " Plano Verao" (Note 12)                           (9,106)
         Others                                                              2,624                     403
                                                             ----------------------  ----------------------
     Income tax expense per condensed consolidated
         statements of income                                               86,407                 (17,682)
                                                             ======================  ======================


(1) The Company is located within the area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the priority of the pulp and paper sector in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax. In October 2002, the Company signed the respective agreement with ADENE, which was formally approved by Internal Revenue Service on December 13, 2002.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     The major components of the deferred tax accounts in the balance sheet are as follows:


                                                  June 30,    December 31,
                                                      2003            2002
                                             --------------   -------------
                                               (Unaudited)
     Assets (liabilities)
          Tax loss carryforwards
             Operations in Brazil                                   1,354
          Expenses not currently deductible        50,211          34,633
          Other capitalized investments           (60,558)        (35,626)
          Others                                   13,840           8,653
                                             --------------   -------------
                                                    3,493           9,014

          Current assets                           13,840           8,653
                                             --------------   -------------
          Long-term assets (liabilities)          (10,347)            361
                                             ==============   =============

     Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur.

     At June 30, 2003, the Company had recoverable taxes in the total amount of US$ 62,651 relating mainly to the withholding income tax on financial income (US$ 30,791), which can be offset against future income tax payable.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     5    Cash and Cash Equivalents

                                June 30,             December 31,
                                    2003                     2002
                            -------------    ---------------------
                             (Unaudited)

     Brazilian reais              359,776                    4,176
     United States dollars         29,887                   20,658
     European currencies            1,222                      640
                            -------------    ---------------------
                                  390,885                   25,474
                            =============    =====================


     Cash equivalents denominated in Brazilian Reais represent principally investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars at June 30, 2003 consists primarily of time deposits with prime financial institutions and at December 31, 2002 of money market fund quotas, comprised of securities rated as investment grade.

     As mentioned in Note 11, on July 2, 2003, the subsidiary Riocell S.A acquired all of its voting and preferred shares owned by Klabin S.A and Klabin do Parana Produtos Florestais Ltda and paid the amount of US$ 351,148, reducing minority interest in the same amount.

     6    Time deposits

     At June 30, 2003, comprised of certificates of deposit with prime institutions in Brazil, with final maturities from August 2003 to June 2006 and daily liquidity.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------


     7    Accounts Receivable

                                                   June 30,  December 31,
                                                       2003          2002
                                              -------------- -------------
                                                (Unaudited)
     Customers - pulp sales
          Domestic                                   40,861         4,305
          Export                                    136,345       124,689
     Advances to suppliers                            5,549         1,036
     Other                                           10,852         4,130
                                              -------------- -------------
                                                    193,607       134,160
     Allowance for doubtful accounts                 (1,280)       (1,071)
                                              -------------- -------------
     Total accounts receivable, net                 192,327       133,089
                                              ============== =============


     8    Inventories

                                                 June 30,    December 31,
                                                     2003            2002
                                              ------------   -------------
                                              (Unaudited)

     Finished products                             81,284          36,689
     Work in process                                1,339           1,078
     Timber                                         4,010           2,853
     Raw materials                                 20,391          11,445
     Spare parts and maintenance supplies, less
         allowance for losses of US$  2,372
         (December 31, 2002 - US$ 3,512)           36,243          29,488
                                              ------------   -------------
                                                  143,267          81,553
                                              ============   =============

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     9    Property, Plant and Equipment

     Fiberline C - Expansion Project

     The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000 and start up occurred in May 2002. The Company reached full production capacity in the first quarter of 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million to be invested in the production line and the balance in land, forest and other investments. As of June 30, 2003 the Company had invested approximately US$ 687 million.

     During 2002 up to the start-up of the new pulp line - "Fiberline C" on May 2002, the Company capitalized approximately US$ 7.5 million of interest cost on funds used to construct the new pulp line.

     Acquisition of Florestas Rio Doce S.A.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests (R$ 193.3 million - US$ 49.6 million), net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (land and forests) and as an asset (supply agreement). Aracruz and Bahia Sul each will separately control its share of the assets. The Company had paid 2 installments through June 30, 2003.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

                                 10 Investments

                 (a) Affiliated Company - Veracel Celulose S.A.

     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion currently in progress. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at US$ 40.50 per cubic meter.

     During the first quarter of 2003, the Company acquired, together with Stora Enso, the 10% Odebrecht's ownership on a 50/50 ratio, paying the amount of US$ 9,658, including US$ 443 of unallocated goodwill, for the acquisition of its portion of the additional investment in Veracel.

     The Company accounts for its investment in Veracel using the equity method of accounting. At June 30, 2003 the Company's investment in Veracel included goodwill of US$ 16,026. For the first six-months of the year, the Company recognized an equity loss of US$ 7,003 (2002 - loss of US$ 1,864).

     In May 2003, the Company and Stora Enso jointly decided to proceed with the planned construction of Veracel's own green field plant which will have a capacity 900,000 tons of pulp per year and will require investments of approximately US$ 1,250 million of which US$ 300 million were already invested in forestry and infrastructure including roads and a specialized maritime terminal.

             (b) Business Combination - Acquisition of Riocell S.A.

     On May 30, 2003 the Company entered into an "Investment Contract" (the "Contract") with Klabin S.A. and Klabin do Parana Produtos Florestais Ltda for the acquisition of a controlling interest in Riocell S.A. and its subsidiaries ("Riocell") upon completion of certain conditions precedent.

     Riocell, is a producer of bleached eucalyptus pulp, most of which is exported, with a production capacity of 400,000 tons of pulp per year and forestry operations which encompass 40,000 hectares of eucalyptus plantations.

     On June 30, 2003 all the conditions precedent were met and, as provided in the Contract, Riocell issued 108,000 thousand voting shares, representing 51.5% of the outstanding voting shares and 40% of total shares. These shares were fully

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     subscribed by the Company in the amount of US$ 610,500, of which US$ 569,553 was paid up on June 30, 2003, and the remaining US$ 40,947 will be paid up upon completion of the legal, accounting and financial due diligence.

     In addition, on July 2, 2003, also as provided in the Contract, Riocell acquired all voting (161,861 shares) and preferred ( 60,000 shares) shares owned by Klabin S.A. and Klabin do Parana Produtos Florestais Ltda for US$ 351,148. These shares remain in Riocell treasury. Accordingly, the Company, thereafter, owns 100% of the outstanding shares of Riocell.

     The following table summarizes the estimated fair value of Riocell's assets and liabilities, at June 30, 2003:


     Cash and cash-equivalents                355,236
     Inventory                                 29,525
     Property, Plant and equipment            309,532
     Other assets acquired                    117,859
                                            ---------
        Total assets                          812,152
     Liabilities                               75,967

        Net worth                             736,185

                                            ---------
     Interest acquired - 40%                  294,474

        Consideration paid                    610,500

                                            =========
     Unnalocated intangibles and              316,026
     goodwill                               =========

     The initial purchase price allocation between the assets acquired and liabilities assumed was based on management's best available estimate of fair value for the assets and liabilities of Riocell considering the prevailing market conditions at the date of acquisition.

     Given that the date of acquisition was June 30, 2003, there was no sufficient time for a complete and detailed fair value evaluation of Riocell's assets and liabilities performed by an independent appraiser. This evaluation is expected to be completed prior to December 31, 2003. Therefore, intangible assets and goodwill in the amount of US$ 316,026 remain unallocated at June 30, 2003. Such amount will be allocated following the appraisers evaluation of tangible and intangible assets acquired and liabilities assumed.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     Considering that at June 30, 2003 the Company holds 51.5% of the voting shares of Riocell S.A., Aracruz accounted for its investment in accordance with SFAS 94 - "Consolidation of All Majority-Owned Subsidiaries" and therefore consolidated all assets and liabilities of Riocell S.A.

     Unaudited pro-forma results of operations for the six-month period ended June 30, 2003 as if the acquisition of Riocell had taken place at the beginning of 2003 is presented below. As previously mentioned Riocell was incorporated on November 30, 2002 and, accordingly no financial information is avail able for the six-month period ended June 30, 2002. The pro-forma results of operations include estimates and assumptions which management believes are reasonable. However, pro forma results do not include any anticipated cost savings and are not necessarily indicative of the results which could have occurred if the business combination had been in effect on the dates indicated or which may result in the future.

                                       2003 (Unaudited)
                                      ------------------
     Operating revenues                         449,746
     Net income                                  61,204
     Earnings per share, basic
     and diluted:
         Preferred shares                         0.061
         Common shares                            0.056

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------


     11   Debt


     Long-term debt at June 30, 2003 and December 31, 2002 was as follows:

                                                     June 30,    December 31,
                                                         2003            2002
                                                  ------------   -------------
                                                  (Unaudited)

     Denominated in Brazilian reais                  231,360         191,177
     Denominated in foreign currency, principally
       United States dollars                         560,386         587,228
                                                 ------------   -------------

     Total                                           791,746         778,405
     Less current maturities                         258,286         167,314
                                                 ------------   -------------

     Long-term debt                                  533,460         611,091
                                                 ============   =============

     The long-term portion at June 30, 2003 falls due in the following periods / years (2004 - July to December; 2005 and thereafter - January to December):

     2004                                                               110,865
     2005                                                               100,454
     2006                                                                99,551
     2007                                                                97,713
     2008 and 2009                                                      124,877
                                                                  --------------
     Total                                                              533,460
                                                                  ==============

     The Company's short-term borrowings are substantially denominated in US dollars and principally from commercial banks for export financing and working capital. Average annual interest rates at June 30, 2003 and December 31, 2002 were, respectively, 1.47 % and 8.75 %.

     In June 2003, the Company obtained bank financing against export receivables in the amount of US$ 60 million, with annual interest rate of 4.20% and maturity in December 2004.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     During June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.54% to 2.75%, secured against future export sales receivables. Aracruz Trading S.A. pre-paid the amount of US$ 37.5 million in December 2002, and US$ 25.0 million in May 2003.

     In June 2003, the Company has an outsanding balance of BNDES loans in the amount of R$ 846 million (equivalent to US$ 295 million), denominated in Brazilian Reais and foreign currencies, with annual interest rates ranging from 2.41% to 11.84%, to be repaid from 2003 through 2009.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments, which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.


     12   Commitments and Contingencies

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At June 30, 2003, the provision for contingencies included US$ 61,567 related to PIS and COFINS on exchange gains on US dollar denominated debt resulting from the appreciation of the Brazilian Real against the US dollar that occurred following the significant devaluation in early 1999.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

     The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

     In 2002, the Company took action in court against the government of the State of Espirito Santo to confirm the legal right of financial transfer of ICMS accumulated credits arising from acquisition for utilization in the process of pulp production.

     The other commitments and contingencies reported in the financial statements at December 31, 2002 remain substantially unchanged.


     13   Stockholders' equity

     Basic and diluted earnings per share

     Basic and diluted earnings (loss) per share ("EPS") as of June 30, 2003 and 2002, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------

     Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

     Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

     Aracruz Celulose S.A.
     Condensed Consolidated Statement of
     Changes in Stockholders' Equity
     Expressed in thousands of United States dollars,
     except number of shares and per-share amounts
     (Unaudited)
     (continued)
     ---------------------------------------------------------------------------


     The following presents the earnings (loss) per share calculations:

                                                     Six-months ending June 30,
                                                     --------------------------
                                                       2003                2002
                                                     ------             -------

     Net income                                      60,716              36,652

     Less priority Class A preferred stock
     dividends                                          758                 766

     Less Class B preferred stock and common
     stock dividends up to the Class A
     preferred stock dividends on a per-share
     basis, while maintaining the Dividend Ratio     17,839              17,877
                                                   --------         -----------

     Remaining net income to be equally allocated
     to Class A and Class B preferred stock and
     common stock, while maintaining the
     Dividend Ratio                                  42,119              18,009
                                                   ========          ==========

     Weighted average number of shares
       outstanding (thousands)
       Class A preferred                             40,325              40,432
       Class B preferred                            535,464             536,731
       Common                                       454,908             454,908

     Basic and diluted earnings per share
       Class A preferred                              0.061               0.037
       Class B preferred                              0.061               0.037
       Common                                         0.056               0.034



                                      *   *   *